Exhibit 3.2

ARTICLES OF MERGER

OF

SBA COMMUNICATIONS CORPORATION

a Florida corporation

WITH AND INTO

SBA COMMUNICATIONS REIT CORPORATION

a Florida corporation

The following articles of merger are submitted in accordance with the Florida Business Corporation Act, pursuant to section 607.1104, Florida Statutes.

FIRST:     THE SURVIVING PARTY

The name and jurisdiction of the surviving corporation (the “Surviving Corporation”):

Name and Street Address	Jurisdiction	Document Number

SBA Communications REIT Corporation	Florida	P16000077513
8051 Congress Avenue
Boca Raton, FL 33487

SECOND:    THE MERGING PARTY

The name and jurisdiction of each merging corporation (the “Merging Corporation”):

Name and Street Address	Jurisdiction	Document Number

SBA Communications Corporation	Florida	P96000103330
8051 Congress Avenue
Boca Raton, FL 33487

THIRD:     The Merging Corporation is hereby merged with and into the Surviving Corporation and the separate existence of the Merging Corporation shall cease. The Surviving Corporation is the surviving entity in the merger. A copy of the Agreement and Plan of Merger is attached hereto as Exhibit A and made a part hereof by reference as if fully set forth herein.

FOURTH:    The merger shall become effective at 11:59 p.m. Eastern Time on January 13, 2017 (the “Effective Time”).

FIFTH:     In accordance with applicable Florida law, the Agreement and Plan of Merger was approved by the Shareholders of the Merging Corporation on January 12, 2017.

SIXTH:     In accordance with applicable Florida law, the Agreement and Plan of Merger was adopted by the Board of Directors of the Surviving Corporation on October 3, 2016.

SIXTH:     The Amended and Restated Articles of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, which shall be further amended pursuant to the Agreement and Plan of Merger to reflect the name of the Surviving Corporation as “SBA Communications Corporation” as of the Effective Time.

[Signatures on the next page]

IN WITNESS WHEREOF, the parties have executed and delivered these Articles of Merger as of January 13, 2017.

SURVIVING PARTY:

SBA COMMUNICATIONS REIT CORPORATION, a Florida corporation

By:	/s/ Jeffrey A. Stoops
Name:	Jeffrey A. Stoops
Title:	President and Chief Executive Officer

MERGING PARTY:

SBA COMMUNICATIONS CORPORATION, a Florida corporation

By:	/s/ Jeffrey A. Stoops
Name:	Jeffrey A. Stoops
Title:	President and Chief Executive Officer

[Signature Page for Articles of Merger]

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 10, 2016, by and between SBA Communications Corporation, a Florida corporation (“SBA”), and SBA Communications REIT Corporation, a Florida corporation (“SBA REIT”).

RECITALS

WHEREAS, the Board of Directors of SBA has approved SBA to take all necessary steps for SBA to qualify as a “real estate investment trust” (“REIT”) for federal income tax purposes for the taxable year commencing January 1, 2016 (the “REIT Conversion”);

WHEREAS, the merger of SBA with and into SBA REIT pursuant to this Agreement is being implemented in connection with the REIT Conversion;

WHEREAS, as a result of the Merger (as defined in Section 1.1) SBA REIT will be renamed “SBA Communications Corporation” and will succeed to and continue to operate the existing business of SBA;

WHEREAS, Section 607.1101 of the Florida Business Corporation Act (the “FBCA”), authorizes the merger of a Florida corporation with and into another corporation;

WHEREAS, for federal income tax purposes it is intended that the Merger qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the Board of Directors of SBA and the Board of Directors of SBA REIT each has determined that the Merger and this Agreement are advisable and in the best interests of each such corporation and its shareholders and each has adopted this Agreement and approved the Merger on the terms and subject to the conditions set forth in this Agreement, recommended that their respective shareholders vote for the approval of the Agreement and directed that this Agreement be submitted to a vote of their shareholders.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME; EFFECTS OF MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) and in accordance with Section 607.1106 of the FBCA, SBA shall be merged with and into SBA REIT and the separate corporate existence of SBA shall thereupon cease (the “Merger”) and SBA REIT shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate existence of SBA REIT will continue unaffected by the Merger.

1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause articles of merger (the “Articles of Merger”) to be executed and filed with the Department of State of the State of Florida and make all other filings or recordings required by Florida law in connection with the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the Department of State of the State of Florida or at such later time as SBA and SBA REIT shall agree and specify in the Articles of Merger (the “Effective Time”).

1.4 Articles of Incorporation and Bylaws.

(a) The amended and restated articles of incorporation of SBA REIT, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, except that Article I shall be amended to read as follows:

“ARTICLE I: The name of the Corporation (hereinafter the “Corporation”) is SBA Communications Corporation.”

(b) The amended and restated Bylaws of SBA REIT, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until the same shall thereafter be altered, amended or repealed, except that the name of the corporation therein shall be amended to “SBA Communications Corporation.”

1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors and officers of SBA serving as directors or officers of SBA immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and each director and officer will continue his or her directorship or employment, as the case may be, with the Surviving Corporation under the same terms as his or her directorship or employment with SBA.

1.6 Effects of Merger. The Merger shall have the effects specified in the FBCA and this Agreement.

ARTICLE II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of SBA, SBA REIT or the shareholders of such corporations, the following shall occur:

(a) The outstanding shares of Class A common stock, par value $0.01 per share, of SBA (“SBA Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the same number of validly issued, fully paid and nonassessable shares of Class A common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).

(b) All shares of SBA Common Stock shall no longer be outstanding and shall be canceled and shall cease to exist. At the Effective Time, each certificate (“Certificate”) formerly representing shares of SBA Common Stock shall thereafter only represent the right to receive the consideration payable in respect of such shares under Section 2.1(a).

(c) Each share of SBA Common Stock held in SBA’s treasury at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(d) Each share of SBA REIT Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of SBA REIT or the holder of such shares, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

2.2 Dividends Declared Prior to the Effective Time. SBA’s obligations with respect to any dividends or other distributions to the shareholders of SBA that have been declared by SBA but not paid prior to the Effective Time will be assumed by the Surviving Corporation in accordance with the terms thereof.

2.3 SBA Stock Plans. At the Effective Time, the rights and obligations of SBA under the SBA Communications Corporation 2001 Equity Participation Plan as amended and restated, the SBA Communications

Corporation 2010 Performance and Equity Incentive Plan, as amended and the SBA Communications Corporation 2008 Employee Stock Purchase Plan, as amended (including all amendments or modifications, collectively, the “Plans”) and related and other agreements will be assumed by the Surviving Corporation in accordance with the terms thereof, and all rights of the parties thereto and the participants therein to acquire shares of SBA Common Stock on the terms and conditions of the Plans and such agreements will be converted into rights to acquire shares of Surviving Corporation Common Stock, in each case, to the extent set forth in, and in accordance with, the terms of such Plans and related other agreements. The number of shares available for grant under each Plan is set forth in Schedule 2.3.

2.4 Exchange of Certificates.

(a) As of the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with Computershare, the transfer agent and registrar for the shares of Surviving Corporation Common Stock and the exchange agent for purposes of the Merger (the “Exchange Agent”), for the benefit of the holders of Certificates, shares of Surviving Corporation Common Stock, in an amount sufficient to effect the exchange of all Certificates for shares of SBA Common Stock pursuant to Section 2.1(a). In addition, the Surviving Corporation shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of Certificates as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.4(c).

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Surviving Corporation Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Certificate so surrendered shall forthwith be cancelled, and the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate evidencing the number of shares of Surviving Corporation Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II and (B) the payment of any dividends and other distributions that such holder has the right to receive pursuant to Section 2.4(c). No interest shall be paid or accrued on any Merger consideration or on unpaid dividends and distributions payable to holders of Certificates. In the event of a surrender of a Certificate representing shares of SBA Common Stock in exchange for a certificate evidencing shares of Surviving Corporation Common Stock in the name of a person other than the person in whose name such shares of SBA Common Stock are registered, a certificate evidencing the proper number of shares of Surviving Corporation Common Stock may be issued to such a transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid.

(c) No dividends or other distributions declared by the Surviving Corporation in respect of Surviving Corporation Common Stock, the record date for which is at or after the Effective Time, shall be paid by the Exchange Agent to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, the Exchange Agent shall release to the holder of the certificates representing whole shares of Surviving Corporation Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the previously reserved amount equal to the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Surviving Corporation Common Stock that had been held by the Exchange Agent for the benefit of such holder, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Surviving Corporation Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) At and after the Effective Time, there shall be no transfers on the stock transfer books of SBA of shares of SBA Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing shares of Surviving Corporation Common Stock in accordance with the procedures set forth in this Article II.

(e) Any former shareholders of SBA who have not complied with this Article II within one year after the Effective Time shall thereafter look only to the Surviving Corporation for release of (A) their previously reserved shares of Surviving Corporation Common Stock deliverable in respect of each share of SBA Common Stock such stockholder holds as determined pursuant to this Agreement and (B) any dividends or other distributions paid on such shares for the benefit of such shareholders, without any interest thereon.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of Surviving Corporation Common Stock deliverable in respect thereof pursuant to this Agreement.

(g) None of SBA, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of SBA for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

ARTICLE III

CONDITIONS

3.1 Conditions as to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (to the extent not prohibited by law), of the following conditions at or prior to the Closing Date:

(a) This Agreement shall have been duly approved by the requisite vote of the shareholders of SBA and SBA REIT.

(c) SBA shall have received from its tax counsel an opinion to the effect that the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, and that each of SBA and SBA REIT is a party to a reorganization within the meaning of section 368(b) of the Code.

(d) SBA REIT shall have amended and restated its Articles of Incorporation to read substantially in the form attached hereto as Exhibit A.

(e) SBA REIT shall have amended and restated its Bylaws to read substantially in the form attached hereto as Exhibit B.

(g) The shares of Surviving Corporation Common Stock issuable to shareholders of SBA pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

(h) The Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission by SBA REIT in connection with the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceeding seeking a stop order.

(i) SBA’s Board of Directors shall have determined, in its sole discretion, that no legislation, or proposed legislation with a reasonable possibility of being enacted, would have the effect of substantially (i) impairing the ability of the Surviving Corporation to qualify as a REIT, (ii) increasing the federal tax liabilities of SBA or the Surviving Corporation resulting from the REIT Conversion, or (iii) reducing the expected benefits to the Surviving Corporation resulting from the REIT Conversion.

(j) SBA shall have received all governmental approvals and third-party consents required to be obtained by SBA or its subsidiaries in connection with the Merger and the transactions constituting the REIT Conversion, except where the failure to obtain such approvals or consents would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

ARTICLE IV

DEFERRAL AND TERMINATION

4.1 Deferral. Consummation of the Merger may be deferred by the Board of Directors of SBA or any authorized officer of SBA following the special meeting of the shareholders of SBA if said Board of Directors or authorized officer determines that such deferral would be advisable and in the best interests of SBA and its shareholders.

4.2 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of SBA, by either (i) the mutual written consent of the Board of Directors of SBA and the Board of Directors of SBA REIT or (ii) the Board of Directors of SBA in its sole discretion.

4.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its affiliates, directors, partners, officers or shareholders) shall have any liability or further obligation to any other party to this Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1 Further Assurances. Each of SBA and SBA REIT shall use its best efforts to take all such actions as may be necessary or appropriate to effectuate the Merger under the FBCA. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Surviving Corporation or SBA, SBA REIT, its officers or other authorized persons of the Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of the Surviving Corporation or SBA, of all such deeds, bills of sale, assignments and assurances.

5.2 No Appraisal Rights. The holders of shares of SBA Common Stock are not entitled under applicable law to dissenters’ or appraisal rights as a result of the Merger or REIT Conversion.

5.3 Entire Agreement. This Agreement, the Exhibits hereto, and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

5.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of SBA, but after such shareholder approval, no amendment shall be made which by law requires the further approval of such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

5.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

5.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

5.8 Incorporation. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

5.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.10 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

5.11 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

[Signature Page Follows]

SBA COMMUNICATIONS CORPORATION, a Florida corporation

By:	/s/ Jeffrey A. Stoops
Name: Title:	Jeffrey A. Stoops Chief Executive Officer and President

SBA COMMUNICATIONS REIT CORPORATION, a Florida corporation

By:	/s/ Jeffrey A. Stoops
Name: Title:	Jeffrey A. Stoops Chief Executive Officer and President